50
3/11/02



KJ 3/6/02

**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549



RECEIVED
MAR 0 1 2002


| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43227 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

COASTAL SECURITIES L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:** (Do not use P.O. Box No.)

5555 San Felipe, Suite 2200
(No. and Street)

| Houston | Texas | 77056 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

| R. Dwayne Whitehead | (713) 435-4300 |
|---|---|
| (Name) | (Area Code - Telephone No.) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *If individual: state last, first, middle name*)

| 711 Louisiana, Suite 1300 | Houston | Texas | 77002 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2002
THOMSON FINANCIAL
3/19

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, R. Dwayne Whitehead, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Coastal Securities L.P. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Partnership nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Dwayne Whitehead
Signature

President and Chief Executive Officer
Title

Subscribed and sworn to before me
this 26th day of February A. D. 2002

Kara Sherrill Galloway
Notary Public

My commission expires: 3-4-03


KARA SHERRILL GALLOWAY
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-04-2003

This report contains (check all applicable items):

| | | |
|---|---|---|
| x | (a) | Facing page |
| x | (b) | Statements of Financial Condition |
| x | (c) | Statements of Operations |
| x | (d) | Statements of Cash Flows |
| x | (e) | Statements of Changes in Partnership Capital |
| x | (f) | Statements of Changes in Liabilities Subordinated to Claims of General Creditors |
| x | (g) | Computation of Net Capital |
| N/A | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 |
| N/A | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| (1) | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 |
| N/A | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| x | (l) | An Oath or Affirmation |
| N/A | (m) | A copy of the SIPC Supplemental Report |
| N/A | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit |
| x | (o) | Independent Accountant's Supplementary Report on Internal Control |

(1) See Note on Schedule I. The Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 is not applicable.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Coastal Securities L.P.:

We have audited the accompanying statements of financial condition of Coastal Securities L.P. (a Delaware limited partnership) as of December 31, 2001 and 2000, and the related statements of operations, changes in partnership capital, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities L.P. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Houston, Texas
February 21, 2002

COASTAL SECURITIES L.P.

(A Delaware Limited Partnership)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| CASH AND CASH EQUIVALENTS | $ 2,417,734 | $ 1,805,686 |
| INVENTORY OF SECURITIES FINANCED UNDER REPURCHASE AGREEMENTS, at market value | 125,899,549 | 119,431,664 |
| SECURITIES OWNED, at market value | 87,843,075 | 76,343,961 |
| ACCRUED INTEREST AND LOAN PRINCIPAL RECEIVABLE | 3,373,871 | 2,773,821 |
| OTHER RECEIVABLES | 2,158,276 | 1,145,786 |
| CASH RESTRICTED FOR CONTINGENT CLAIMS | 2,765,812 | 1,250,000 |
| FIXED ASSETS, net of accumulated depreciation and amortization of $2,573,549 and $2,733,593, respectively | 474,199 | 766,608 |
| GOOD FAITH DEPOSITS | 87,600 | 218,300 |
| OTHER ASSETS | 176,175 | 242,769 |
| Total assets | $225,196,291 | $203,978,595 |
| LIABILITIES AND PARTNERSHIP CAPITAL | | |
| SECURITIES SOLD SHORT, at market value | $ 4,081,121 | $ 2,115,690 |
| AMOUNTS PAYABLE UNDER REPURCHASE AGREEMENTS | 123,731,890 | 116,063,064 |
| PAYABLES TO CLEARING ORGANIZATION | 23,147,850 | 21,413,771 |
| OTHER SHORT-TERM BORROWINGS | – | 1,889,065 |
| BANK BORROWING | 46,625,872 | 40,926,979 |
| ACCOUNTS PAYABLE AND ACCRUED LIABILITIES | 8,821,193 | 7,276,368 |
| Total liabilities | 206,407,926 | 189,684,937 |
| COMMITMENTS AND CONTINGENCIES | | |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | – | 643,518 |
| PARTNERSHIP CAPITAL | 18,788,365 | 13,650,140 |
| Total liabilities and Partnership capital | $225,196,291 | $203,978,595 |

The accompanying notes are an integral part of these financial statements.

COASTAL SECURITIES L.P.

(A Delaware Limited Partnership)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| REVENUES: | | |
| Commissions | $20,346,898 | $14,451,742 |
| Trading | 13,111,488 | 26,622,360 |
| Public finance fees | 2,748,032 | 2,293,515 |
| Interest income | 20,083,344 | 20,602,823 |
| Other income | 485,267 | 366,029 |
| Total revenues | 56,775,029 | 64,336,469 |
| EXPENSES: | | |
| Sales and commissioned trader compensation | 14,648,144 | 17,733,160 |
| Employee compensation and benefits | 6,450,885 | 6,735,893 |
| Clearance and execution | 6,163,469 | 8,016,588 |
| Operating and overhead | 4,160,296 | 4,248,261 |
| Interest expense | 15,256,556 | 18,159,810 |
| Total expenses | 46,679,350 | 54,893,712 |
| NET INCOME | $10,095,679 | $ 9,442,757 |

The accompanying notes are an integral part of these financial statements.

COASTAL SECURITIES L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | General Partner | Limited Partners | Total |
|---|---|---|---|
| BALANCE AT DECEMBER 31, 1999 | $ 86,346 | $ 9,422,987 | $ 9,509,333 |
| Net income | 94,428 | 9,348,329 | 9,442,757 |
| Capital contributions | – | 125,000 | 125,000 |
| Distributions to partners | (54,270) | (5,372,680) | (5,426,950) |
| BALANCE AT DECEMBER 31, 2000 | 126,504 | 13,523,636 | 13,650,140 |
| Net income | 100,957 | 9,994,722 | 10,095,679 |
| Capital contributions | – | 50,000 | 50,000 |
| Distributions to partners | (50,075) | (4,957,379) | (5,007,454) |
| BALANCE AT DECEMBER 31, 2001 | $177,386 | $18,610,979 | $18,788,365 |

The accompanying notes are an integral part of these financial statements.

COASTAL SECURITIES L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | |
|---|---|
| SUBORDINATED BORROWINGS, December 31, 1999 | $ 643,518 |
| SUBORDINATED BORROWINGS, December 31, 2000 | 643,518 |
| Increases | – |
| Decreases, repayment of subordinated notes | (643,518) |
| SUBORDINATED BORROWINGS, December 31, 2001 | $ – |

The accompanying notes are an integral part of these financial statements.

COASTAL SECURITIES L.P.

(A Delaware Limited Partnership)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 10,095,679 | $ 9,442,757 |
| Adjustments to reconcile net income to net cash provided by operating activities- | | |
| Depreciation and amortization | 530,188 | 340,742 |
| Changes in assets and liabilities- | | |
| (Increase) decrease in securities financed under repurchase agreements | (6,467,885) | 83,437,471 |
| Increase in securities owned | (11,499,114) | (15,771,197) |
| (Increase) decrease in accrued interest and loan principal receivable | (600,050) | 368,059 |
| Decrease (increase) in good faith deposits | 130,700 | (218,300) |
| (Increase) decrease in other receivables | (1,012,490) | 121,028 |
| Decrease in other assets | 66,594 | 10,141 |
| Increase in restricted cash | (1,515,812) | (1,250,000) |
| (Decrease) increase in amounts due under repurchase agreements | 7,668,826 | (87,931,462) |
| Increase in bank borrowings | 5,698,893 | 40,926,979 |
| (Decrease) increase in short-term borrowings | (1,889,065) | 1,889,065 |
| Increase in accounts payable and accrued liabilities | 1,544,825 | 1,639,847 |
| Increase in securities sold short | 1,965,431 | 442,208 |
| Increase (decrease) in payables to clearing organization | 1,734,079 | (27,404,669) |
| Net cash flows provided by operating activities | 6,450,799 | 6,042,669 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Payments for fixed assets | (237,779) | (675,329) |
| Net cash flows used in investing activities | (237,779) | (675,329) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Payment of liabilities subordinated to claims of general creditors | (643,518) | – |
| Contributions from partners | 50,000 | 125,000 |
| Distributions to partners | (5,007,454) | (5,426,950) |
| Net cash flows used in financing activities | (5,600,972) | (5,301,950) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 612,048 | 65,390 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 1,805,686 | 1,740,296 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 2,417,734 | $ 1,805,686 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | |
| Cash paid during the year for interest | $ 15,610,608 | $ 18,072,073 |

The accompanying notes are an integral part of these financial statements.

COASTAL SECURITIES L.P.

(A Delaware Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

### Organization and Operations

Coastal Securities L.P. (CSL or the Partnership) (a Delaware limited partnership) conducts its business as a registered securities broker-dealer. The Partnership's broker-dealer business consists of the buying, selling and trading of government and government agency guaranteed securities and corporate and municipal bonds. In addition, CSL conducts public finance activities and, until November 2001, was a market maker in OTC equity stocks. The Partnership maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSL on behalf of its customers through a clearing broker-dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Other nonlisted equity security transactions and Small Business Administration (SBA) and other government-guaranteed security transactions are self-cleared.

CSL is owned principally by limited partners who are employees of CSL. The general partner, CSL G.P. LLC, is also owned principally by certain employees of CSL. At December 31, 2001 and 2000, there were 140.2549 general Partnership units outstanding, respectively, and 15,928.5944 and 15,875.4718 limited Partnership units outstanding, respectively, in CSL.

A put right exists which grants each partner the right to cause CSL to buy back its respective limited or general Partnership units. Effective January 1, 2001, the Partnership's limited partnership agreement was amended to require the Partnership, under the put right, to pay 50 percent of the purchase price for each unit within 90 days of the date of notice and the remaining 50 percent of the purchase price within one year of the date of notice, limited by certain cash flow and regulatory net capital requirements. The purchase price of the units, under the put right, will be the book value of the Partnership units for the one-month period following the date of notice to the Partnership.

### Statement Presentation

The unclassified statement of financial condition is presented in accordance with industry standards.

Certain reclassifications have been made to the prior-year financial statements to conform with the presentation used in 2001.

Inventories of Securities, Securities
Owned and Securities Sold Short

The inventory of securities financed under repurchase agreements and the inventory of securities owned and securities sold short are carried at market value. The increase or decrease in unrealized gain or loss is included in operations. Securities financed under repurchase agreements are securities for which the principal is guaranteed by the SBA and other U.S. Government agencies.

Repurchase Agreements

The repurchase agreements entered into by the Partnership are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts due under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as inventory of securities financed under repurchase agreements.

Revenue Recognition

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade-date basis. Certain securities transactions, primarily those involving securities guaranteed by the SBA, are executed on a when, as and if-issued basis and may have settlement dates up to several months after trade date. The gain/loss related to these transactions is recorded on a trade-date basis reduced by an estimate for transactions which are not anticipated to be consummated; however, the inventory positions are recorded on a settlement-date basis (see Note 7).

Underwriting revenue is recorded at the time the underwriting is completed and income is reasonably determinable.

Accrued Interest and Loan Principal Receivable

Accrued interest and loan principal receivable includes interest accrued on SBA loans and pools in inventory, as well as principal and interest payments due from servicer on SBA loans and pools.

Payable to Clearing Organization

The balance shown as payable to clearing organization results from normal trading transactions of CSL, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due the clearing broker, net of accrued interest income from bond issuers on securities owned and from the clearing broker on free credit balances.

Fixed Assets

Fixed assets are comprised of communications and technical equipment, furniture, fixtures and leasehold improvements. Leasehold improvements are amortized over the life of the lease. Other fixed assets are depreciated on a straight-line basis over estimated useful lives of two to five years.

Income Taxes

As a limited partnership, provision for income taxes is not made in the accounts of CSL since such taxes are the responsibility of the individual partners. Further, partner capital accounts reflected in the accompanying statements of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

Derivative Instruments

Derivative financial instruments that consist of forward contracts at December 31, 2001, are carried at market value. Unrealized gains or losses on these derivative contracts are recognized currently in the accompanying statements of operations as trading revenues. The Partnership does not apply hedge accounting as defined by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as all financial instruments are marked to market with changes in fair values reflected in earnings.

As of December 31, 2000, CSL held 15 U.S. Treasury note short contracts, representing futures contracts with a notional amount of $1,500,000. Any unrealized gain/loss in the value of the futures contracts was included in trading revenues. As of December 31, 2001, CSL held no such contracts.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash held in banks and a money market account. Included in cash and cash equivalents at December 31, 2001 and 2000, is $8,654 and $15,087, respectively, of restricted cash which is not available to the Partnership for general business purposes. These amounts represent funds held in a segregated account for the exclusive benefit of customers.

Cash restricted for contingent claims is cash held by banks as collateral for letters of credit issued by the banks to cover obligations associated with the sale of certain SBA strips to investors (see Note 7).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS:

CSL is subject to the net capital rules adopted and administered by the Securities and Exchange Commission (SEC). The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2001 and 2000, CSL's ratio of aggregate indebtedness to regulatory net capital was 1.30 to 1 and 1.37 to 1, respectively, and its regulatory net capital of approximately $11,370,000 and $9,368,000, respectively, was in excess of the minimum net capital requirement of approximately $988,000 and $858,000, respectively, resulting in excess net capital of approximately $10,382,000 and $8,510,000, respectively.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between CSL and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

3. SECURITIES OWNED AND SECURITIES SOLD SHORT:

Securities owned consist of marketable securities carried at market value. All owned securities are pledged under various financing agreements. Securities sold short also consist of marketable securities which are carried at market value. Open futures contracts are carried at the value of the initial margin requirement and

any subsequent changes in the market value of open contracts. Resulting unrealized gains and losses from securities owned, securities sold short and open futures contracts are included in trading revenues in the accompanying statements of operations. The securities' positions as of December 31, 2001 and 2000, are summarized as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Securities Owned | Securities Sold Short | Securities Owned | Securities Sold Short |
| SBA-guaranteed loans and pools | $69,199,161 | $ – | $58,940,741 | $ – |
| U.S. Government agency securities, primarily mortgage-backed | 4,343,171 | 4,081,121 | 9,986,573 | 2,032,594 |
| Municipal securities | 9,661,286 | – | 6,145,904 | 49,391 |
| Equity securities | – | – | 282,324 | 49 |
| U.S. Treasury note and bond futures | – | – | – | 33,656 |
| SBA interest-only strips | 4,639,457 | – | 988,419 | – |
| | $87,843,075 | $4,081,121 | $76,343,961 | $2,115,690 |

4. AMOUNTS PAYABLE UNDER REPURCHASE AGREEMENTS:

As of December 31, 2001, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $245,000,000, which may be increased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities in inventory. Interest is payable monthly, is computed daily using an index of prime and is based on the aggregate amount outstanding under each agreement adjusted monthly on the first day of each month. At December 31, 2001 and 2000, CSL owed to the various financial institutions, $356,642 and $527,812, respectively, in accrued interest payable. At December 31, 2001, the borrowing rates ranged from 2.9 percent to 7.50 percent. At December 31, 2000, the borrowing rates ranged from 7.50 percent to 9.50 percent.

5. BANK BORROWINGS AND OTHER SHORT-TERM BORROWINGS:

Two of CSL's financing arrangements are with entities principally owned by one or more of its partners. In 2000, these arrangements were modified from repurchase agreements to a secured line of credit and a secured line of credit with a subordinated security interest.

The secured bank line of credit is secured by securities owned by the Partnership. The agreement provides that the related-party entity may provide up to a maximum of $90,000,000 and $55,000,000 at December 31, 2001 and 2000, respectively, for the purchase of the guaranteed portions of SBA and other government agency-guaranteed loans and pools. At December 31, 2001 and 2000, $46,625,872 and $40,926,979, respectively, was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of prime. Borrowing rates were 3.25 percent at December 31, 2001, and 8.50 percent at December 31, 2000.

The secured line-of-credit agreement with a subordinated security interest provides up to a combined maximum of $6,000,000 and $8,000,000 in the form of cash, interest-bearing deposits or securities at December 31, 2001 and 2000, respectively. The line of credit is secured by a subordinated security interest in the Partnership's SBA inventory. The credit line provides CSL with cash advances and margin collateral in connection with repurchase agreement financing with other financial institutions. The form of the collateral determines the fee that CSL pays for the use of the collateral. At December 31, 2001 and 2000, the related party had provided to financial

institutions on CSL's behalf $6,000,000 and $5,833,460, respectively, in the form of securities. In addition, as of December 31, 2000, $1,889,065 in cash advances were outstanding on this line of credit. The borrowing rate for cash advances on the line of credit was 18 percent as of December 31, 2000. There were no outstanding advances on the line as of December 31, 2001.

CSL incurred expenses for fees and interest to the related parties of approximately $4,366,454 and $5,463,977 during 2001 and 2000, respectively, which are included in interest expense in the accompanying statements of operations. At December 31, 2001 and 2000, CSL owed the related parties $244,380 and $427,260, respectively, for such amounts which are included in accounts payable and accrued liabilities in the accompanying statements of financial condition.

6. EMPLOYEE BENEFITS:

CSL has established a profit-sharing plan under Internal Revenue Code Section 401(k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. In addition, CSL may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code. During 2001 and 2000, CSL made discretionary contributions in the amount of $70,000 and $50,000, respectively, to the plan.

7. COMMITMENTS AND CONTINGENCIES:

Commitments to Purchase and Resell Securities

The Partnership's commitments to purchase and resell SBA-guaranteed loans and pools as of December 31, 2001 and 2000, are summarized as follows:

| | 2001 | 2000 |
|---|---|---|
| Aggregate guaranteed principal of commitments to purchase and resell SBA-guaranteed loans | $ 19,500,000 | $ 28,425,000 |
| Aggregate guaranteed principal of commitments to purchase SBA-guaranteed loans | 3,145,000 | 5,750,000 |
| Aggregate guaranteed principal of commitments to purchase SBA-guaranteed loans for the purpose of forming pools | 56,290,000 | 41,350,000 |
| Aggregate guaranteed principal of when, as and if-issued commitments to sell SBA-guaranteed pools | 91,730,000 | 46,100,000 |
| Aggregate guaranteed principal of commitments to purchase and sell SBA-guaranteed pools | – | 15,700,000 |
| Aggregate guaranteed principal of SBA-guaranteed loans included in inventory and financed under repurchase agreements for the purpose of forming pools | 131,900,000 | 125,600,000 |

These commitments are related to SBA-guaranteed loans and pools whose interest rates generally fluctuate with the prime rate.

The Partnership records changes in the market value of these commitments in trading revenues in the accompanying statements of operations.

Litigation

The Partnership is subject to claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Partnership's financial position or results of operations.

Market Risks and Credit Risks

In the normal course of business, the clearing broker's and CSL's activities involve the execution, settlement and financing of various securities transactions. These activities may expose CSL to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and CSL seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. CSL is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and CSL monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, CSL sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes CSL to market risk in the event prices increase, as CSL may be obligated to acquire the securities at prevailing market prices.

Transactions in SBA-guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Partnership for resale to the intended purchaser before the Partnership is obligated to make delivery to such purchaser. The Partnership, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Partnership and, as a result, the Partnership does not honor its commitment to sell to its customer. The Partnership has credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk is ultimately limited to any premium which the Partnership has paid for the loan. The premium paid for any individual loan would generally not be material to the Partnership's financial position.

Market value fluctuations of SBA-guaranteed securities which the Partnership is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Partnership to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

The Partnership attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques. On occasion, the Partnership will enter into interest rate future contracts as part of its hedging strategies.

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

Yield Contingency

In May 2000 and August 2001, the Partnership entered into agreements to supply $25 million and $30 million, respectively, of SBA interest-only strips to an entity unrelated to the Partnership. Of these commitments, $18,607,000 and $25,000,000 was delivered during the years ended December 31, 2001 and 2000, respectively. The agreements require the Partnership to cover any deficiencies between interest paid by the entity and interest received by the entity from the interest-only strips for a period of five years and 10 years, respectively, up to a maximum of $1,250,000 and $1,515,812, respectively. The Partnership's obligation under these yield contingencies is secured by letters of credit collateralized by cash deposits (see Note 1). The Partnership has recorded as a liability its estimated exposure under these obligations based on management's best estimate of SBA prepayments, which are the primary factor impacting the interest cash flows on these strips. The Partnership has recorded the gain on sale from these transactions in trading revenues in the accompanying statements of operations. CSL has no retained interest in these transactions.

Lease Commitments

CSL leases its office facilities and certain office equipment under noncancelable operating leases. At December 31, 2001, minimum rental commitments required under these leases were as follows:

| Year ending December 31- | |
|---|---|
| 2002 | $245,591 |
| 2003 | 377,786 |
| 2004 | 360,074 |
| 2005 | 277,610 |
| 2006 and thereafter | 555,220 |

Rent expense totaled $538,881 and $480,016 for the years ended December 31, 2001 and 2000, respectively.

8. OTHER RELATED-PARTY TRANSACTIONS:

A related party subleases office equipment and facilities from CSL, and the related party and CSL occasionally pay certain administrative costs on behalf of the other. These costs are not material and are reimbursed on a timely basis.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments.

b. The carrying amounts of accrued interest and loan principal receivable, other receivables, amounts payable to clearing organizations, and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these items and/or the floating interest rates they bear.

c. The carrying amount of amounts payable under repurchase agreements approximates fair value due to the floating interest rates it bears.

d. The carrying amount of bank borrowings and other short-term borrowings approximates fair value due to the floating interest rates they bear.

10. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS AND PARTNERSHIP CAPITAL:

Detail of the subordinated notes outstanding as of December 31, 2001 and 2000, is as follows:

| | 2001 | 2000 |
|---|---|---|
| Notes which matured May 2001, interest at 13%, due at maturity | $ – | $143,518 |
| Notes which matured July 2001, interest at 13%, due semiannually | – | 500,000 |
| | $ – | $643,518 |

The subordinated loan agreements are available in computing net capital under the SEC's uniform net capital rule.

# COASTAL SECURITIES L.P.

## COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

## AS OF DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL: | |
| Partnership capital, as reported on statement of financial condition | $18,788,365 |
| Add- | |
| Contingent liabilities, fully secured | 1,865,171 |
| Less- Nonallowable assets- | |
| Fixed assets, net | 474,199 |
| Other receivables | 2,158,276 |
| Interest and loan principal receivable | 264,528 |
| Restricted cash | 2,765,812 |
| Other assets | 125,176 |
| Less- Other deductions, SBA premium haircut | 1,350,860 |
| Net capital before haircuts | 13,514,685 |
| Less- Haircuts- | |
| Exempted securities | 2,144,453 |
| Net capital | $11,370,232 |
| AGGREGATE INDEBTEDNESS: | |
| Total aggregate indebtedness liabilities from statement of financial condition | $ 8,821,193 |
| Add- Collateral pledged by related party | 6,000,000 |
| Aggregate indebtedness | $14,821,193 |
| NET CAPITAL REQUIREMENTS | $ 988,080 |
| NET CAPITAL IN EXCESS OF REQUIRED AMOUNT | $10,382,152 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 1.30 to 1 |

NOTE:

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2001, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17A-5.

COASTAL SECURITIES L.P.

EXEMPTIVE PROVISION OF RULE 15c3-3

DECEMBER 31, 2001

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Exclusive Benefit of Customers."

During the year ended December 31, 2001, in the opinion of management, the Partnership has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.


ANDERSEN

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Partners of
Coastal Securities L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Coastal Securities L.P. (the Partnership) (a Delaware limited partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ARTHUR ANDERSEN LLP

Houston, Texas
February 21, 2002